FORM T-1
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)               ☒

THE BANK OF NEW YORK TRUST COMPANY, N.A.
(Exact name of trustee as specified in its charter)

95-3571558
(State of incorporation	(I.R.S. employer
if not a U.S. national bank)	identification no.)

700 South Flower Street
Suite 500
Los Angeles, California	90017
(Address of principal executive offices)	(Zip code)

CAPITAL AUTO RECEIVABLES ASSET TRUST 2008-2
(Exact name of obligor as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	Applied for (I.R.S. employer identification no.)

c/o Deutsche Bank Trust Company Delaware
Montgomery Building
1011 Centre Road, Suite 200
Wilmington, Delaware	19890
Attn: Corporate Trust Department	(Zip code)

Asset-Backed Notes of Capital Auto Receivables Asset Trust 2008-2
(Title of the indenture securities)

1.	General information. Furnish the following information as to the trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address

Comptroller of the Currency	Washington, D.C. 20219
United States Department of the
Treasury

Federal Reserve Bank	San Francisco, California 94105

Federal Deposit Insurance Corporation	Washington, D.C. 20429
(b)	Whether it is authorized to exercise corporate trust powers.
     Yes.
2.	Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.
16.	List of Exhibits.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as an exhibit hereto, pursuant to Rule 7a-29 under the Trust Indenture Act of 1939 (the “Act”) and 17 C.F.R. 229.10(d).
1.	A copy of the articles of association of The Bank of New York Trust Company, N.A. (Exhibit 1 to Form T-1 filed with Registration Statement No. 333-121948).

2.	A copy of certificate of authority of the trustee to commence business. (Exhibit 2 to Form T-1 filed with Registration Statement No. 333-121948).

3.	A copy of the authorization of the trustee to exercise corporate trust powers. (Exhibit 3 to Form T-1 filed with Registration Statement No. 333-121948).
4.	A copy of the existing by-laws of the trustee. (Exhibit 4 to Form T-1 filed with Registration Statement No. 333-121948).
6.	The consent of the trustee required by Section 321(b) of the Act. (Exhibit 6 to Form T-1 filed with Registration Statement No. 333-121948).
7.	A copy of the latest report of condition of the Trustee published pursuant to law or to the requirements of its supervising or examining authority.

SIGNATURE
     Pursuant to the requirements of the Act, the trustee, The Bank of New York Trust Company, N.A., a banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of Chicago, and State of Illinois, on the 18th day of April, 2008.

THE BANK OF NEW YORK TRUST COMPANY, N.A.
By:	/S/ Keith R. Richardson
	Name:	Keith R. Richardson
	Title:	Vice President

EXHIBIT 7
REPORT OF CONDITION

Consolidating domestic subsidiaries of
THE BANK OF NEW YORK TRUST COMPANY, NA
in the state of CA at close of business on December 31, 2007 published in response to call made by (Enter additional information below)

     Statement of Resources and Liabilities

	Dollar Amounts in Thousands

ASSETS
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin		14,687
Interest-bearing balances		0
Securities:
Held-to-maturity securities		43
Available-for-sale securities		216,332
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold		23,800
Securities purchased under agreements to resell		89,400
Loans and lease financing receivables:
Loans and leases held for sale
Loans and leases, net of unearned income	0
LESS: Allowance for loan and lease losses	0
Loans and leases, net of unearned income and allowance		0
Trading Assets		0
Premises and fixed assets (including capitalized leases)		12,676
Other real estate owned		0
Investments in unconsolidated subsidiaries and associated companies		0
Intangible assets:
Goodwill		871,685
Other intangible assets		300,982
Other assets		152,943
Total assets		1,682,548

     REPORT OF CONDITION (Continued)
     LIABILITIES

Dollar Amounts in Thousands

Deposits:
In domestic offices		1,628
Noninterest-bearing	1,628
Interest-bearing	0
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased		0
Securities sold under agreements to repurchase		0
Trading liabilities		0
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases)		193,691
Subordinated notes and debentures		0
Other liabilities		161,803
Total liabilities		357,122
Minority interest in consolidated subsidiaries		0

EQUITY CAPITAL

Perpetual preferred stock and related surplus		0
Common stock		1,000
Surplus (exclude all surplus related to preferred stock)		1,121,520
Retained earnings		202,154
Accumulated other comprehensive income		752
Other equity capital components		0
Total equity capital		1,325,426
Total liabilities, minority interest, and equity capital		1,682,548

We, the undersigned directors, attest to the correctness of this statement of resources and liabilities. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.
I, Karen Bayz, Vice President (Name, Title) of the above named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.

Director #1 Michael K. Klugman, President
Director #2 Frank Sulzberger, MD
Director #3 William D. Lindelof, VP